[redacted]

15025784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23411

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E. Magnus Oppenheim & Co. Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 E 38th Street - 7th Floor

(No. and Street)

New York	NY	10016-0005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E Magnus Oppenheim (212)938-1818

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA

(Name - if *individual, state last, first, middle name*)

3673 Quakerbridge Road PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 19 2015
14 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

OATH OR AFFIRMATION

I, E Magnus Oppenheim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. Magnus Oppenheim & Co. Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

LONETTE D. DURRANT
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DU6186105
Qualified in Kings County
My Commission Expires April 28, 2016

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in stockholders Equity or Partners' or Sole Proprietor's Capital
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (1) An Oath or Affirmation.
- ✓ (m)A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o)Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. Magnus Oppenheim & Co. Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2014

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
E. Magnus Oppenheim & Co. Inc.

I have audited the accompanying financial statements of E. Magnus Oppenheim & Co. Inc.(a New York Corporation) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. E. Magnus Oppenheim & Co. Inc. management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of E. Magnus Oppenheim & Co. Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of E. Magnus Oppenheim & Co. Inc. financial statements. The supplemental information is the responsibility of E. Magnus Oppenheim & Co. Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 2, 2015

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Current Assets		
Cash & cash equivalents	$	29,850
Due from clearing		83,871
Prepaid expense		10,687
Total Current Assets		124,408
Other Assets		
Deposit at clearing		15,002
Security deposit		8,119
Total Assets	$	147,529

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	19,458
Advances		22,920
Total Current Liabilities		42,378
Total Liabilities		42,378
Stockholder's Equity		
Common stock, $1 Par Value, 200 shares authorized, 50 shares issued and outstanding		50
Retained earnings		105,101
Total Stockholder's Equity		105,151
Total Liabilities and Stockholder's Equity	$	147,529

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2014

REVENUES		
Advisory fees	$	458,518
Commissions, net of clearing fees		132,016
Interest and dividend income		66
		590,600
OPERATING EXPENSES		
Officers compensation		87,680
Employee compensation		265,875
Payroll and other taxes		21,471
Insurance		33,726
Advertising		5,626
Rent		58,126
Communication & data processing		3,686
Professional fees		25,907
Custodial fees		13,394
General & administrative		13,880
Regulatory fees		500
Contributions		4,925
Travel & marketing		6,893
		541,689
Income From Operations & Before Income Tax		48,911
Income tax		11,241
Net Income	$	37,670

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
Year Ended December 31, 2014

Subordinated Liabilities at December 31, 2013	$ -
Increases	-
Decreases	-
Subordinated Liabilities at December 31, 2014	$ -

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2014

	Common Stock Number of Shares	Common Stock Amount	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2013	50	$ 50	$ 107,431	$ 107,481
Capital contributions			24,500	24,500
Net Income	-	-	37,670	37,670
Distributions to shareholder	-	-	(64,500)	(64,500)
Balance at December 31, 2014	50	$ 50	$ 105,101	$ 105,151

See accompanying notes.

E. MAGNUS OPPENHEIM & CO. INC.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$	37,670
Adjustments to Reconcile Net Income to Net Cash (Used In) Operating Activities:		-
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
(Increase) Decrease in Operating Assets:		
Receivables		(20,886)
Prepaid expenses		(6,423)
Increase (Decrease) in Operating Liabilities:		
Accounts payable and accrued expenses		(11,415)
Advances		(27,452)
Net cash (used in) operating activities		(28,506)
Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Capital contributions		24,500
Distributions		(64,500)
Net cash (used in) financing activities		(40,000)
Net decrease in cash		(68,506)
Cash and cash equivalents at Beginning of Year		113,358
Cash and cash equivalents at End of Year	$	44,852
Supplemental Disclosures		
Cash paid for income taxes	$	11,241
Cash paid for interest	$	1

See accompanying notes.

1 Organization and Nature of Business

E. Magnus Oppenheim & Co. Inc.(the Company) is a New York corporation conducting business as an investment advisor and a securities broker dealer. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority - FINRA and SIPC.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Management has evaluated accounts receivable at December 31, 2014 and believes they are all collectible. Accounts receivable are not collateralized.

(e) Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and bond markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company recognizes revenue from advisory fees in the period earned, that is when the transaction has been completed or advisory services delivered.

(f) Income Taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the shareholders could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Company's may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the shareholders' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2014 and there are no open tax years prior to 2011. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2014.

(g) Advertising and Marketing

Advertising and marketing costs are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 2, 2015 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability and include situations where there is little, if any, market activity for the asset or liability..

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 7 Fair Value"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $44,123, which was $39,123 in excess of its required minimum net capital of $5,000. The Company's net capital ratio was 0.0960 to 1.

4 Credit Risk and Concentrations

A significant amount of the Company's advisory fees and commission income is generated through the E.M.O. Sterling Return LT Fund.

The Company maintains its cash balances in various financial institutions. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to $250,000 but not the money market funds. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

5 Related Party Transactions

The Company is an investment manager to the E.M.O. Sterling Return Fund L.P. which is an investment fund whose general partner is E.M.O. Asset Management Inc. The investment fund has a third party bank custodian of all assets, a fund accountant and an independent certified public accountant to monitor its activities and resultant asset values.

The Company earned $166,711 in advisory fees during the year. Accounts receivable from the fund at December 31, 2014 was $42,221.

The Company paid its principal shareholder a salary in the amount of $87,680.

The Company contributed $4,925. to the E Magnus Oppenheim Foundation.

6 Lease

The Company leases office space from an affiliated company E.O. & R.O. LLC under a subleasing arrangement. There is no written agreement between the parties. The Company's sole shareholder has executed the lease on behalf of E.O. & R.O. LLC.

Rent and other occupancy costs paid to E,O. & R.O. LLC during the year totaled $58,126.

7 Fair Value

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

8 Distributions to Shareholder

During the year 2014 the Company made distributions as a return of capital to its sole shareholder in the amount of $64,500.

9 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its stockholder if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2014 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (except as disclosed in Note 6 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

10 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2014 the Company had implemented such policies and procedures.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
E. Magnus Oppenheim & Co. Inc.

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) E. Magnus Oppenheim & Co. Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which E. Magnus Oppenheim & Co. Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(ii), (the "exemption provisions") and (2) E. Magnus Oppenheim & Co. Inc. stated that E. Magnus Oppenheim & Co. Inc. met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). E. Magnus Oppenheim & Co. Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E. Magnus Oppenheim & Co. Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 2, 2015

E. MAGNUS OPPENHEIM & CO. INC.

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2014
Schedule I

NET CAPITAL

Common stock	$	50
Retained earnings		105,101
Total Credits		105,151
Debits		
Due from clearing		42,221
Prepaid expense		10,687
Security deposits		8,120
Total Debits		61,028
NET CAPITAL	$	44,123

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	2,822
Minimum capital requirement		5,000
Net capital in excess of requirements	$	39,123
Ratio of Aggregate Indebtedness to Net Capital	0.0960 to 1	

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014) as amended on February 2, 2015

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital, as reported in Company's Part II unaudited Focus Report	$	44,124
Net Capital, per above		44,123
Difference	$	1

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

E. Magnus Oppenheim & Co. Inc.

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by E. Magnus Oppenheim & Co. Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

E. Magnus Oppenheim & Co. Inc.

SCHEDULE III INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

As of December 31, 2014

"EXEMPT UNDER 15c3-3(k)(2)(ii)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, E. Magnus Oppenheim & Co. Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2014 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

E Magnus Oppenheim & Co. Inc.
Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2014

E Magnus Oppenheim & Co. Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

E Magnus Oppenheim & Co. Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, E Magnus Oppenheim, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

E Magnus Oppenhein, President

E. MAGNUS OPPENHEIM & CO. INC.

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2014

AGGREGATE INDEBTEDNESS:

Accrued expenses and accounts payable	$	19,458
Advances		22,920
Total Aggregate Indebtedness	$	42,378

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Independent Accountants Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

E. Magnus Oppenheim & Co. Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by E. Magnus Oppenheim & Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating E. Magnus Oppenheim & Co. Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). E. Magnus Oppenheim & Co. Inc. management is responsible for the firms compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared listed assessment payments on SIPC-7 with respective cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences, and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

My findings are included on the attached SIPC General Assessment Reconciliation schedule. I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended soley for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael T Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 2, 2015

E. MAGNUS OPPENHEIM & CO. INC.
SIPC General Assessment Reconciliation
December 31, 2014

General Assessment Calculation

Total Revenue	$	590,599
Revenue exempt from assessment		0
Rate		0.0025
General Assessment Due		1,476
Less Payments: SIPC 6		(767)
Plus: Interest		
Remaining Assessment Due		709
Paid with SIPC 7		(709)
Balance Due (Overpayment)	$	0

There is no material difference between the SIPC-7 and this reconciliation.

See Independent Accountants' Report.